Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

January 15, 2010

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

ExlService Holdings, Inc.

Amendment No. 3 to

Registration Statement on Form S-3 (File No. 333-162335)

(the “Registration Statement”)

Ladies and Gentlemen:

On behalf of ExlService Holdings, Inc., a Delaware corporation (the “Company”), we submit in electronic form for filing the accompanying Amendment No. 3 to the Registration Statement on Form S-3 (“Amendment No. 3”) of the Company, together with Exhibits, marked to indicate changes from the Registration Statement as filed with the Securities and Exchange Commission (the “Commission”) on December 31, 2009.

Amendment No. 3 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter from H. Christopher Owings, dated January 13, 2010 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 3.

The Company has asked us to convey the following as its responses to the Staff:

Selling Stockholders, page 4

1.

We note that you have provided Item 507 of Regulation S-K information in the filing in response to comment one in our letter dated December 7, 2009. However, as previously requested, please expand your disclosure to discuss the initial transactions in which the resale securities being offered were sold, including, the dates, the number of shares purchased in each transaction, and, if applicable, the material terms of the initial transaction(s). Also, please either list the related transaction agreements in the exhibit index or provide us with your legal analysis why you have not included this information in the filing.

Response to Comment 1

In response to the Staff’s comment, and pursuant to our conversations with the Staff, we have revised the disclosure in Amendment No. 3 to include additional disclosure regarding the shares being registered by the selling stockholders.

With regard to the agreements and other documents pursuant to which such shares were acquired, the Company confirms that (i) with regard the shares acquired in the Conseco Acquisition, the agreements pursuant to which such shares were acquired are not required to be filed as exhibits to the Company’s periodic reports pursuant to Item 601(b)(10) of Regulation S-K because such agreements were entered into more than two years ago and the Company has no continuing obligations thereunder; (ii) with regard to the shares acquired in connection with the Share Split, such Share Split was accomplished pursuant to an amendment to the Certificate of Incorporation, a copy of which is included as Exhibit 3.1 to the Registration Statement; and (iii) with regard to shares acquired pursuant to the Company’s equity compensation plans, copies of such plans and award agreements related thereto are included as exhibits to or are incorporated by reference into the Annual Report on Form 10-K incorporated by reference into the Registration Statement. The documentation regarding the acquisition of the shares owned by The Talwar 1994 Trust is not required to be filed by the Company as exhibits to its periodic reports pursuant to Item 601(b)(10)(i) because neither the Company nor any of its subsidiaries is a party to or has a beneficial interest in, such agreements.

*    *    *

If you have any questions concerning the above responses, please do not hesitate to contact either the undersigned at (212) 373-3025 or Aun A. Singapore at (212) 373-3431.

Very truly yours,

/s/ John C. Kennedy
John C. Kennedy

cc:	Amit Shashank, Esq.
ExlService Holdings, Inc.

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